UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and
Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

MANCHESTER UNITED PLC

(Name of Issuer)

Class A ordinary shares, par value $0.0005 per share

(Title of Class of Securities)

G5784H106

(CUSIP Number)

c/o Manchester United plc

Old Trafford

Manchester M16 0RA

United Kingdom

+44 (0) 161 868 8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 20, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Bryan G. Glazer Irrevocable Exempt Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,307,381
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,307,381

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,307,381
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐ CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.8%
14	TYPE OF REPORTING PERSON OO

1	NAMES OF REPORTING PERSONS Bryan G. Glazer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,307,381
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,307,381

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,307,381
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐ CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.8%
14	TYPE OF REPORTING PERSON IN

1	NAMES OF REPORTING PERSONS BGGT Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,550,331
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,550,331

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,550,331
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐ CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%
14	TYPE OF REPORTING PERSON OO (limited liability company)

1	NAMES OF REPORTING PERSONS SCG Global Investment Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 90,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 90,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 90,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐ CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON OO (limited liability company)

Explanatory Note

This Amendment No. 8 to Schedule 13D (“Amendment No. 8”) amends and supplements the Statement on Schedule 13D filed with the United States Securities and Exchange Commission on August 23, 2013 (as amended to date, the “Statement”), relating to Class A ordinary shares, par value $0.0005 per share (the “Class A ordinary shares”) of Manchester United plc, a Cayman Islands company (the “Issuer”). This Amendment No. 8 is filed by the Bryan G. Glazer Irrevocable Exempt Trust (the “Trust”), BGGT Holdings LLC (“BGGT”), SCG Global Investment Holdings LLC (“SCG”) and Bryan G. Glazer (the “Trustee” and, together with the Trust, BGGT and SCG, the “Reporting Persons”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 is hereby is amended and supplemented as follows.

On February 20, 2024 (the “Closing”), pursuant to and upon the terms and subject to the conditions of that certain transaction agreement (the “Transaction Agreement”), dated as of December 24, 2023, by and among Manchester United plc (the “Company”), the holders of the Company’s Class B ordinary shares, par value $0.0005 per share (the “Class B ordinary shares”), identified therein (the “Sellers”) and Trawlers Limited, a company limited by shares incorporated under the Isle of Man’s Companies Act 2006 with company number 021222V (“Purchaser”), which is an entity solely owned by Sir Jim Ratcliffe (together with Purchaser, the “Offerors”), (i) the Offerors completed the previously announced tender offer (the “Offer”) to purchase up to 13,237,834 of the Class A ordinary shares, representing 25.0% of the issued and outstanding Class A ordinary shares as of the close of business on December 22, 2023, rounded up to the nearest whole Class A ordinary share, at a price of $33.00 per Class A ordinary share (subject to certain adjustments) (the “Offer Price”), (ii) Purchaser completed the previously announced purchase of 25.0% of the issued and outstanding Class B ordinary shares from the Sellers at the Offer Price (the Class B ordinary shares so purchased, the “Sale Shares”), which included 4,591,984 shares purchased by the Purchaser from the Trust, and (iii) Purchaser completed the previously announced subscription for 1,966,899.062 Class A ordinary shares and 4,093,706.998 Class B ordinary shares from the Company, at the Offer Price, for an aggregate subscription price of $200 million (such subscription, the “Closing Share Subscription”). Pursuant to the Transaction Agreement, Purchaser also agreed to subscribe for an additional 983,449.531 Class A ordinary shares and 2,046,853.499 Class B ordinary shares from the Company, at the Offer Price, for an aggregate subscription price of $100 million, to close on December 31, 2024, or such earlier date following the Closing as Purchaser may notify the Company in writing on no less than 10 business days’ written notice. The Transaction Agreement previously was filed as an exhibit to the Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a) – (b)

The following sets forth, as of the date of this Statement, the aggregate number and percentage of Class A ordinary shares beneficially owned by each of the Reporting Persons, as well as the number of Class A ordinary shares as to which each Reporting Person has the sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of, based 54,918,234.062 Class A ordinary shares outstanding as of February 20, 2024.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
Bryan G. Glazer Irrevocable Exempt Trust	15,307,381	21.8%	0	15,307,381	0	15,307,381
Bryan G. Glazer	15,307,381	21.8%	0	15,307,381	0	15,307,381
BGGT Holdings LLC	5,550,331	9.2%	0	5,550,331	0	5,550,331
SCG Global Investment Holdings LLC	90,000	0.2%	0	90,000	0	90,000

The LLC is the record holders of 5,550,331 Class B ordinary shares, the Trust is the record holders of 9,667,050 Class B ordinary shares, and SCG is the record holders of 90,000 Class B ordinary shares. The Class B ordinary shares are convertible on a one-for-one basis into Class A ordinary shares at any time at the option of the holder. The Trust is the sole member of the LLC and SCG, and in such capacity may be deemed to beneficially own the shares held of record by each of the LLC and SCG. The Trustee is a trustee of the Trust, and in such capacity may be deemed to beneficially own the shares held of record by the Trust and the LLC.

(c)           Except as reported in Item 4 above, during the past 60 days none of the Reporting Persons has effected any transactions in the Class A ordinary shares of the Issuer.

(d)           None.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by the following:

Item 4 above summarizes certain provisions of the Registration Rights Agreement and is incorporated herein by reference. A copy of this agreement is attached as an exhibit hereto, and is incorporated by reference herein.

Item 7.	Materials to be Filed as Exhibits

Item 7 of the Statement is hereby supplemented as follows.

Exhibit Number	Description
99.5	Registration Rights Agreement, dated as of February 20, 2024, by and among the Company, the Sellers and Purchaser (incorporated by reference to Exhibit 99.2 to the Issuer’s Report of Foreign Issuer on Form 6-K filed with the SEC on February 21, 2024).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:      February 22, 2024

Bryan G. Glazer Irrevocable Exempt Trust

By:	/s/ Bryan G. Glazer
Name:	Bryan G. Glazer
Title:	Trustee

Bryan G. Glazer

/s/ Bryan G. Glazer
Name:	Bryan G. Glazer

BGGT Holdings LLC

By:	Bryan G. Glazer Irrevocable Exempt Trust, its sole member

By:	/s/ Bryan G. Glazer
Name:	Bryan G. Glazer
Title:	Trustee

SCG Global Investment Holdings LLC

By:	Bryan G. Glazer Irrevocable Exempt Trust, its sole member

By:	/s/ Bryan G. Glazer
Name:	Bryan G. Glazer
Title:	Trustee